

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

A. Michael Salem
Chief Executive Officer
Midwest Holding Inc.
2900 South 70th Street, Suite 400
Lincoln, NE 68506

>   **Re: Midwest Holding Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 8, 2020**
>   **File No. 000-10685**

Dear Mr. Salem:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 2
Reincorporation of the Company from the State of Nebraska to the State of Delaware
Rights of Shareholders Prior to and After Reincorporation from Nebraska to Delaware, page 20

1.　　We note that your forum selection provisions in your amended and restated certificate of incorporation and bylaws identify a state or federal court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provisions. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provisions in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance